UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Core Scientific, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

21873J108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons XPDI Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,965,834(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,965,834(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,965,834(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.7%(2)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)

Represents (i) 6,952,500 shares of common stock (“Common Shares”) and (ii) Common Shares issuable in respect of 5,013,334 private placement warrants to purchase Common Shares on a one-for-one basis (“Private Placement Warrants”).

(2)

Calculated based on (i) 317,279,900 Common Shares issued and outstanding as reported on the Issuer’s Form S-1, filed on February 9, 2022, and (ii) 5,013,334 Common Shares issuable in respect of the Private Placement Warrants held by the Reporting Person.

Item 1(a).	Name of Issuer

Core Scientific, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

106 East 6th Street, Suite 900-145

Austin, Texas 78701

Item 2(a).	Names of Persons Filing

This statement is filed by XPDI Sponsor LLC, a Delaware limited liability company (the “Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

Item 2(c).	Citizenship

See response to Item 4 on cover page.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

21873J108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See response to Item 9 on cover page.

(b)	Percent of Class: See response to Item 11 on cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on cover page.

The reported securities are held by XPDI Sponsor LLC (the “Sponsor”). The Sponsor is controlled by its managing members, Transition Equity Partners, LLC (“TEP”) and XMS XPDI Sponsor Holdings, LLC (“XPDI Holdings”). Patrick C. Eilers and Theodore J. Brombach are the managing members of TEP and XPDI Holdings, respectively. Therefore, Messrs. Brombach and Eilers may be deemed to have beneficial ownership of the reported securities. Each such person disclaims beneficial ownership of these securities. This Statement shall not be deemed an admission of beneficial ownership of such reported securities by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of January 19, 2022 the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

XPDI SPONSOR LLC

By: Transition Equity Partners, LLC
Its: Managing Member

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Member

By: XMS XPDI Sponsor Holdings, LLC
Its: Managing Member

By:	/s/ Theodore J. Brombach
Name:	Theodore J. Brombach
Title:	Managing Member